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                       SECURITIES AND EXCHANGE COMMISSION


                       SECURITIES AND EXCHANGE COMMISSION



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*



     GLOBAL PAYMENT TECHNOLOGIES, INC. (Formerly, COIN BILL VALIDATOR, INC.)
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    192583102
            ---------------------------------------------------------
                                 (CUSIP Number)

                                Mr. Stephen Katz
                            Odyssey Financial Company
        20 East Sunrise Highway, Suite 200, Valley Stream, New York 11581
                                 (516) 887-0491
     -----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 31, 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (PAGE 1 OF 5 PAGES)

                                  SCHEDULE 13D


-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING  PERSON S.S. OR I.R.S.  IDENTIFICATION  NO. OF
                ABOVE PERSON
                Odyssey Financial Company
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY


--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                New York State
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        0
                              --------------------------------------------------
    NUMBER OF                   8       SHARED VOTING POWER
      SHARES
   BENEFICIALLY                         0
     OWNED BY                 --------------------------------------------------
       EACH                     9       SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                            0
       WITH                   --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        400,000
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                400,000
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                    [_]

--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.3%
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 3 OF 5 PAGES
-------------------                                            -----------------


--------------------------------------------------------------------------------
        1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Stephen Katz
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY


--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*

                PF
--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        891,300
                              --------------------------------------------------
 NUMBER OF                      8       SHARED VOTING POWER
   SHARES
BENEFICIALLY                            0
  OWNED BY                    --------------------------------------------------
    EACH                        9       SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                               491,300
    WITH                      --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        400,000
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                891,300
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                    [_]

--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                15.1%
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 4 OF 5 PAGES
-------------------                                            -----------------


        This statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, with respect to securities beneficially owned by the reporting persons specified herein as of October 31, 1997 and amends the
Schedule 13D dated May 31, 1996, as amended August 26, 1996, as amended October 24, 1996, as amended January 21, 1997, as amended June 9, 1997, as amended November 6, 1997 (the "Schedule 13D"). Except as set forth herein, the information previously set forth in the Schedule 13D remains unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The number of Common Shares beneficially owned by Odyssey is 400,000, comprising 7.3% of the outstanding Common Shares.

        The number of Common Shares beneficially owned by Mr. Katz is 891,300 comprising 15.1% of the outstanding Common Shares. Of such 891,300 Common Shares reported, 400,000 Common Shares are issuable upon the exercise of immediately exercisable stock options granted under the Company's 1994 and 1996 Stock Option Plans.

        (b) The number of Common Shares as to which Mr. Katz has sole voting power is 891,300 (after giving effect to 400,000 Common Shares issuable upon the exercise of immediately exercisable stock options granted under the Company's 1994 and 1996 Stock Option Plans), of which Odyssey has shared dispositive power as to 400,000 Shares and Mr. Katz has shared dispositive power as to 400,000 Shares and sole dispositive power as to 491,300 Common Shares.

        (c) Joan Vogel resigned as a Director of the Company effective October 31, 1997. Pursuant to the terms of the Voting Trust Agreement dated May 23, 1996 (a copy of which was filed as Exhibit 7(c) to the Schedule 13D dated May 31, 1996), and amended on August 30, 1996 (a copy of the amendment was filed as Exhibit 7(a) to Amendment No. 2 to the Schedule 13D dated October 1, 1996), entered into between Odyssey, Vogel, the Trust, and Mr. Katz, the Voting Trust shall terminate on the date upon which Vogel ceases to be a Director of the Company. The Voting Trust Agreement provided that Mr. Katz shall exercise sole voting power over the Common Shares owned by Odyssey, Vogel, and the Trust. Upon the termination of the Voting Trust Mr. Katz ceased to exercise sole voting power over the 176,500 Common Shares owned by the Trust which were subject to the Voting Trust, and 198,000 shares owned by Vogel which were subject to the Voting Trust.

        (d) Odyssey currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of 400,000 Common Shares as to which Mr. Katz exercises sole voting power. Mr. Katz currently (i) exercises sole voting power as to, and (ii) has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 491,300 Common Shares.

        After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 5 OF 5 PAGES
-------------------                                            -----------------


Dated: December 17, 1997

                                              ODYSSEY FINANCIAL COMPANY


                                              By: /S/ STEPHEN KATZ
                                                 -------------------------------
                                                   Stephen Katz, General Partner


                                                  /S/ STEPHEN KATZ
                                                 -------------------------------
                                                   STEPHEN KATZ